July 13, 2005



Mr. D. Hughes Watler, Jr.
Chief Financial Officer
Goodrich Petroleum Corporation
808 Travis St., Suite 1320
Houston, Texas  77002


	Re:	Goodrich Petroleum Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 25, 2005
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
      Filed May 10, 2005
		File No. 1-12719


Dear Mr. Watler:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Note B-Summary of Significant Accounting Policies, page 37

Derivative Instruments and Hedging Activities, page 38

1. We understand that you assess "at inception, and on an ongoing basis, whether a derivative instrument used as a hedge is highly effective in offsetting changes in the fair value or cash flows of the hedged item." Please expand on your policy disclosure to explain, in more detail, how hedge effectiveness is determined and evaluated. Also, please expand on your critical accounting policies discussion in MD&A at page 29 to provide information about the quality and potential variability of your earnings and cash flow so that investors may ascertain the extent to which your reported financial information is indicative of your future results. In your response, clearly describe to us the factors that contributed to your conclusion during the fiscal quarter ended March 31, 2005 that the hedging derivatives were ineffective thereby resulting in the recognition in earnings an unrealized loss in the amount of $10,423,000.

Engineering Comments

NOTE P-Supplemental Oil and Gas Reserve Information (Unaudited),
page
55

2. We note your 2004 proved reserve revisions are -22% for gas and
-
44% for oil. Your 2004 proved reserve extensions, discoveries and other additions are +156% for gas and +25% for oil. Reconcile these changes to us. Include the reserve reports that are the bases for your 2003 and 2004 proved reserve disclosures, a discussion of the hyperbolic decline curve parameters that you used and any other supplemental information that you consider appropriate. Amend your document to explain these changes per paragraph 11 of Financial Accounting Standard 69. You may contact us for assistance in this matter.

Form 10-Q for the Fiscal Quarter Ended March 31, 2005

Financial Statements

Consolidated Statements of Operations, page 5

3. We understand from the "Derivative Instruments and Hedging Activities" section of your summary of significant accounting policies discussion at page 39 of your Form 10-K for the fiscal year ended December 31, 2004 that "ineffective portions of a cash flow hedging derivative`s change in fair value are recognized currently in earnings as oil and gas revenues." We note from the consolidated statements of operations and the related disclosure at page 11 of your Form 10-Q for the fiscal quarter ended March 31, 2005 that you
"recognized in earnings an unrealized loss on derivative instruments in the amount of $10,423,000" and that the unrealized loss was reported as a component of "Other Income(Expense)." Please explain why these are not classified in a manner that is consistent with the policy described in your Form 10-K and support your classification of the unrealized loss as a component of "Other Income(Expense)" as opposed to a component of "Revenues." In your response, indicate whether the change in reporting classification during the fiscal quarter ended March 31, 2005 reflects a change in your policy that you intend to consistently apply to all future periods.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Regina Balderas, Staff Accountant, at (202)
551-
3722 or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at
(202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director

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Mr. D. Hughes Watler, Jr.
Goodrich Petroleum Corporation
July 13, 2005
page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010